July 18, 2024

Michelle Mosier
Chief Financial Officer
Jushi Holdings Inc.
301 Yamato Road, Suite 3250
Boca Raton, FL 33431

       Re: Jushi Holdings Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed April 1, 2024
           File No. 000-56468
Dear Michelle Mosier:

       We have reviewed your June 28, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 28, 2024 letter.

Form 10-K for the year ended December 31, 2023
Item 7. Management   s Discussion and Analysis of Financial Condition and
Results of
Operations Results of Operations, page 62

1. We note the proposed revisions in your response to the first bullet of prior comment one.
       In order to give the reader sufficient information to gauge the impact of the factors you have cited, please revise your future filings to quantify the respective dollar amount of the declines of retail revenue in each of Illinois and Pennsylvania. Similarly, quantify the respective increases in retail revenue from the opening of dispensaries in each of Virginia and Ohio. Similarly revise your discussions of the changes in wholesale revenue to quantify the impact of the advancements that led to diversified wholesale product offerings by quantifying revenue from the new products introduced in 2023. Otherwise, provide quantification of the metric you view best reflects these changes.
 July 18, 2024
Page 2

       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences